UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2024

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Guardforce AI Co., Limited (the “Company”) held its 2023 annual general meeting of members (the “Meeting”) at 11:00 a.m., Hong Kong Standard Time, on Wednesday, December 27, 2023 (10:00 p.m., Eastern Standard Time, on Tuesday, December 26, 2023) by means of Zoom at https://us06web.zoom.us/j/4690654560?omn=88472744410 (Meeting ID: 469 065 4560; find your local number at https://us06web.zoom.us/u/k1Ol5Fk69). Holders of the Company’s ordinary shares, par value US$0.12 (“Ordinary Shares”) at the close of business on November 30, 2023 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, there were 9,830,373 Ordinary Shares issued and outstanding. According to the Company’s Second Amended and Restated Articles of Association, each Ordinary Share has one vote per share on a poll. At least ten holders of 4,166,768 Ordinary Shares representing approximately 42.39% votes of total voting powers, constituting a quorum, were represented in person (via Zoom) or by valid proxies at the Meeting.

The shareholders voted on and approved three proposals at the meeting. The final results for the votes regarding each proposal are set forth below:

1.	To elect four persons to the Board of Directors of the Company, each to serve until the next annual general meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal:

Director’s Name	For	Against	Abstain
Lei Wang	3,447,109	708,916	10,743

John Fletcher	3,494,850	663,104	8,814

David Ian Viccars	3,488,898	668,737	9,133

Donald Duane Pangburn	3,481,290	674,755	10,723

Accordingly, each such person has been duly elected as a director to hold such office until the 2024 annual general meeting of members or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

2.	To ratify the appointment of PKF Littlejohn LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023:

For	Against	Abstain
3,492,699	646,476	27,594

Accordingly, the ratification of the appointment of PKF Littlejohn LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 has been approved and adopted.

3.

To approve an amendment to the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”) to increase the total number of Ordinary Shares available for grant under the Plan from 79,500 ordinary shares, par value $0.12 per share (as may be adjusted for share splits, reverse share splits, share dividends, recapitalization or other similar events from time to time, the “Ordinary Shares”), to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan as may be determined, in its sole and absolute discretion, by the Committee (as defined in the Plan) or the board of directors of the Company, which shall not exceed 15% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement, and the Amendment No.1 to the Plan attached to the proxy statement of the Company dated December 4, 2023 as Appendix A be adopted and approved in all respects with immediate effect:

For	Against	Abstain
3,353,810	807,411	5,547

Accordingly, Amendment No.1 to the company’s Plan has been approved.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit	Description
99.1	Amendment No.1 to the Guardforce AI Co., Limited 2022 Equity Incentive Plan adopted at a general meeting held on December 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2024	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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